

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

Simon G. Kukes
Chief Executive Officer
PEDEVCO Corp.
575 N. Dairy Ashford, Suite 210
Houston, Texas 77079

> **Re: PEDEVCO Corp.**
> **Registration Statement on Form S-3**
> **Filed September 11, 2024**
> **File No. 333-282046**

Dear Simon G. Kukes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David M. Loev, Esq., of The Loev Law Firm, PC